UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: September 11, 2020

Commission File Number 333-229312

ATLAS CORP.

(Exact name of Registrant as specified in its Charter)

23 Berkeley Square

London, United Kingdom

W1J 6HE

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).

Yes  ☐                No  ☒

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the following registration statements of the registrant:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Atlas Corp. originally filed with the Securities and Exchange Commission on May 30, 2008, as amended on February 28, 2020;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Atlas Corp. originally filed with the Securities and Exchange Commission on March 31, 2011, as amended on February 28, 2020;

•

Registration Statement on Form F-3 (Registration No. 333-180895) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 24, 2012, as amended on March 22, 2013 and February 28, 2020;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Atlas Corp. originally filed with the Securities and Exchange Commission on June 20, 2013, as amended on February 28, 2020;

•

Registration Statement on Form F-3 (File No. 333-195571) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 6, 2017, April 19, 2017 and February 28, 2020;

•

Registration Statement on Form F-3 (File No. 333-200639) of Atlas Corp. originally filed with the Securities and Exchange Commission on November 28, 2014, as amended on March 6, 2017, April 19, 2017 and February 28, 2020;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Atlas Corp. originally filed with the Securities and Exchange Commission on November 28, 2014, as amended on February 28, 2020;

•	Registration Statement on Form F-3D (Registration No. 333-202698) of Atlas Corp. originally filed with the Securities and Exchange Commission on March 12, 2015, as amended on February 28, 2020;
•	Registration Statement on Form S-8 (Registration No. 333-212230) of Atlas Corp. originally filed with the Securities and Exchange Commission on June 24, 2016, as amended on February 28, 2020.

•	Registration Statement on Form F-3 (Registration No. 333-220176) of Atlas Corp. originally filed with the Securities and Exchange Commission on August 25, 2017, as amended on February 28, 2020;

•	Registration Statement on Form S-8 (Registration No. 333-222216) of Atlas Corp. originally filed with the Securities and Exchange Commission on December 21, 2017, as amended on February 28, 2020;

•	Registration Statement on Form F-3D (Registration No. 333-224291) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 13, 2018, as amended on February 28, 2020;

•

Registration Statement on Form F-3 (Registration No. 333-224288) of Atlas Corp. originally filed with the Securities and Exchange Commission on April 13, 2018, as amended on May 3, 2018, May 7, 2018 and February 28, 2020;

•	Registration Statement on Form F-3 (Registration No. 333-227597) of Atlas Corp. originally filed with the Securities and Exchange Commission on September 28, 2018, as amended on February 28, 2020;

•	Registration Statement on Form F-3 (Registration No. 333-229312) of Atlas Corp. originally filed with the Securities and Exchange Commission on January 18, 2019, as amended on February 28, 2020;

•	Registration Statement on Form F-3 (Registration No. 333-230524) of Atlas Corp. originally filed with the Securities and Exchange Commission on March 27, 2019, as amended on February 28, 2020;

•	Registration Statement on Form F-3 (Registration No. 333-238178) of Atlas Corp. filed with the Securities and Exchange Commission on May 11, 2020; and

•	Registration Statement on Form S-8 (Registration No. 333-239578) of Atlas Corp. filed with the Securities and Exchange Commission on June 30, 2020.

Information Contained in this Form 6-K Report

Attached as Exhibits 99.1 and 99.2 are copies of announcements of Atlas Corp. dated September 10 and September 11, 2020, respectively, which are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 11, 2020

ATLAS CORP.

By:	/s/ Karen Lawrie
Karen Lawrie
General Counsel